UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 16, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in Post-Effective Amendment No. 1 to their Registration Statement on Form F-3 (file no. 333-132936).

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse builds on strong capital position

•     Credit Suisse has reached an agreement on a consent decree with the Swiss Federal Banking Commission (SFBC) on capital targets and leverage requirements.

•     Credit Suisse has raised tier 1 capital from a small group of major global investors, the largest participant being the Qatar Holding LLC, a wholly-owned subsidiary of the Qatar Investment Authority, through:

•     Sale of approximately 93 million Credit Suisse Group treasury shares for proceeds of approximately CHF 3.2 billion of common equity;

•     Issuance of mandatory convertible bonds convertible into approximately 50 million new shares of common equity for proceeds of approximately CHF 1.7 billion;

•     Issuance of non-dilutive hybrid tier 1 capital for net proceeds of approximately CHF 5.5 billion.

•     Tier 1 capital has been increased through this transaction by net proceeds of approximately CHF 10 billion, taking the tier 1 ratio as of September 30, 2008, on a pro-forma basis, to approximately 13.7%; as of the end of the third quarter, the tier 1 ratio was approximately 10.4%.

•     Credit Suisse now already exceeds the SFBC’s 2013 capital targets and minimum leverage requirements.

•     Separately, Credit Suisse welcomes the measures announced by the Swiss authorities today, which apply to the Swiss banking system, including Credit Suisse. These are important for Switzerland’s financial institutions.

•     However, with regard to the longer-term financing structure and the associated capital investment, given the relatively low level of affected assets in its portfolio and its good access to capital markets, Credit Suisse has decided not to participate at this time.

•     For the third quarter of 2008, Credit Suisse Group expects to announce a net loss of approximately CHF 1.3 billion.

•     Strong operating results for the third quarter in Private Banking with strong net new asset inflows in both Wealth Management and in the Swiss Corporate & Retail Banking business.

•     Pre-tax loss of approximately CHF 3.2 billion in Investment Banking, reflecting writedowns of approximately CHF 2.4 billion in the leveraged finance and structured products businesses and exceptionally adverse trading conditions in September.

Media Release
October 16, 2008 Page 2/5

Zurich, October 16, 2008 Credit Suisse today announced that it has reached an agreement on a consent decree with the Swiss Federal Banking Commission (SFBC) regarding future capital targets and leverage requirements. Consistent with these requirements, Credit Suisse has raised a total of approximately net CHF 10 billion by the sale of Credit Suisse Group treasury shares, by issuing new Credit Suisse Group shares through mandatory convertible bonds and by issuing non-dilutive hybrid tier 1 capital. Supplementing its already strong capital position will allow Credit Suisse to continue building its client franchise and taking advantage of targeted growth opportunities.

The fully committed capital increase comprises the immediate sale of approximately 93 million treasury shares totaling approximately CHF 3.2 billion; approximately 50 million shares issued through mandatory convertible bonds totaling CHF 1.7 billion and net CHF 5.5 billion of hybrid tier 1 capital. All of these tranches will be settled by October 22, 2008. Together, these measures will increase tier 1 capital by the net proceeds of approximately CHF 10 billion and the tier 1 ratio as of September 30, 2008, on a pro-forma basis, to approximately 13.7%. As of the end of the third quarter, the tier 1 ratio was approximately 10.4%. With this capital increase, Credit Suisse now already exceeds the SFBC’s 2013 capital targets and minimum leverage requirements. Credit Suisse is providing financing for an interim period for a portion of these investments.

The treasury shares and shares to be issued through the mandatory convertible bonds will represent approximately 12% of the ordinary shares outstanding. The mandatory convertible bonds will convert within a year. Certain of these securities are subject to a one-year lock-up and provide for the issuance of additional securities in certain circumstances. The hybrid will be perpetual and subordinated and will have an annual dividend of 11% on the USD denominated securities and 10% on the CHF denominated securities and generally will be callable beginning in five years. The equity and convertible securities issued were priced last weekend off the closing Credit Suisse Group share price on Friday October 10, 2008.

In view of current market and economic conditions and the importance of unquestioned capital strength, Credit Suisse has ended the remainder of the share buyback program approved at the Annual General Meeting in 2007 and is accruing only a nominal annual dividend as of the end of the third quarter. The terms of the agreement with the SFBC on capital targets and minimum leverage requirements do not constrain the ability of Credit Suisse to buy back shares or to pay dividends in future.

Brady W. Dougan, Chief Executive Officer, said: “Over the past few months we have had a constructive and close dialog with regulators about future capital requirements. We are very pleased to have reached a solution that further strengthens our capital base and ensures our competitive position. Credit Suisse is very strongly capitalized and these measures mean that we immediately exceed the revised regulatory requirement for 2013. This positions us ideally to take advantage of opportunities for further growth in our targeted businesses. I am delighted that our close relationships with a number of strategic investors, who have confidence in our clear strategy and solid business model, have enabled us to raise the necessary capital.”

He continued: “We very much welcome the measures announced by the Swiss authorities today, which apply to the Swiss banking system, including Credit Suisse. These are important for Switzerland’s financial institutions. With regard to the longer-term financing structure and the associated capital investment, given

Media Release
October 16, 2008 Page 3/5

the relatively low level of affected assets in its portfolio and its good access to capital markets, Credit Suisse has decided not to participate at this time.”

On the performance in the third quarter, he said: “The financial services sector witnessed unprecedented market disruption in September and extraordinary changes to the competitive landscape. These events led to a very difficult operating environment, particularly in investment banking. Our investment bank was impacted by the volatile conditions and the result reflects further writedowns in our leveraged finance and structured products businesses and other losses resulting from the exceptionally adverse trading conditions in September. We expect to announce an overall net loss of approximately CHF 1.3 billion for Credit Suisse in the third quarter. While understandable in the context of a difficult market environment, this result is clearly disappointing.”

“We remain firmly committed to our strategy. We will continue to invest in our Private Banking business and aggressively transform our Investment Banking business, reducing our overall risk and diversifying our revenue streams. We will also manage our business in a disciplined, conservative manner, with a view to maintaining our exceptional capital strength and capitalizing on growth opportunities.”

Private Banking expects to announce a strong operating performance in the third quarter; however, pre-tax profit of approximately CHF 800 million was impacted by provisions totaling approximately CHF 300 million for auction rate securities. The strong inflow in Private Banking of net new assets amounting to approximately CHF 14 billion, of which CHF 11 billion was in Wealth Management and CHF 3 billion in the Swiss Corporate & Retail Banking business, underscores the trust that clients place in Credit Suisse. Asset Management expects to announce a pre-tax loss of approximately CHF 50 million.

Investment Banking expects to announce a pre-tax loss of approximately CHF 3.2 billion, reflecting writedowns of approximately CHF 2.4 billion in the leveraged finance and structured products businesses as well as exceptionally adverse trading conditions in September. This result benefited from approximately CHF 1.9 billion of fair value gains on Credit Suisse own debt. Positions in leveraged finance and structured products continued to be reduced in the quarter. While trading positions in many areas of Investment Banking were negatively impacted, there was good client activity across a number of businesses, including global rates, foreign exchange, equity derivatives, electronic trading and prime services, with the latter benefiting from substantial new balances.

Credit Suisse remains solidly positioned with a proven business model, a conservative funding structure, a sound liquidity position and one of the strongest capital bases of any global bank.

Credit Suisse will today host:

•	A call for newswires at 08.15 CEST: telephone + 41 44 580 33 97; reference: ‘Credit Suisse Group Newswire Call’.
•	An audio webcast and telephone conference for analysts and the media at 09.30 CEST (see below for details).

Credit Suisse Group will release its full third-quarter results as scheduled on October 23, 2008.

Media Release
October 16, 2008 Page 4/5

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 49,000 people. Credit Suisse is comprised of a number of legal entities around the world and is headquartered in Zurich. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2008 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Media Release
October 16, 2008 Page 5/5

Audio webcast and telephone conference for analysts and the media with Brady W. Dougan

Date:	Thursday, October 16, 2008
Time:	09:30 CEST / 08:30 BST / 03:30 EDT
Speakers:	Brady W. Dougan, Chief Executive Officer The presentations will be held in English.

Audio webcast	www.credit-suisse.com/capital

Telephone	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: ‘Credit Suisse Group Conference Call’ We recommend that you dial in 10-15 minutes before the start of the conference.
Q&A session	You will have the opportunity to ask questions during the telephone conference following the presentations.

Playbacks	Audio playback available approximately 2 hours after the event: www.credit-suisse.com/capital

Telephone replay available approximately 2 hours after the event on +41 44 580 34 56 (Switzerland), +44 1452 55 00 00 (Europe) and +1 866 247 4222 (US); Conference ID: 69068017#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: October 16, 2008
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse